SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the months of December 2001 and January through March 2002.

PROTHERICS PLC
(Translation of Registrant's Name Into English)

The Heath Business & Technical Park
Runcorn Cheshire WA7 4QF
England
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82-____________.

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange in December 2001 and January and March 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 3/25/, 2002

By: [signature]

Andrew J. Heath, M.D., Ph.D.
Chief Executive Officer

protherics

Stock Exchange Announcements

14 December 2001

Additional Listing

Protherics PLC ("Protherics") announces that Wingate Capital Ltd ("Wingate") and Fisher Capital Ltd ("Fisher") have, following conversion notices served on 11 December 2001 converted £500,000 in principal amount (together with £30,611 in interest) and £929,000 in principal amount (together with £56,875 in interest) of the unsecured convertible debentures issued by Protherics (the "Convertible Debentures") held by them into 2,210,880 and 4,107,814 ordinary shares of 2p each in Protherics respectively.

Application has been made to the UK Listing Authority and to the London Stock Exchange for admission to the Official List of 6,318,694 ordinary shares of 2p each, the shares ranking pari passu in all respects with the existing ordinary shares. It is expected that admission and dealings will become effective in the ordinary shares on Tuesday 18 December 2001.

The Convertible Debentures were issued to Wingate and Fisher on 30 May 2000. The Convertible Debentures were converted into ordinary shares at the rate of 24 pence per ordinary share, being the closing bid price of the ordinary shares on 30 October 2001 being the lowest closing bid price during the 30 business days prior to service of the notice of conversion.

14 December, 2001.

protherics

Stock Exchange Announcements

17 December 2001

Holding in Company

Protherics PLC ("Protherics" or the "Company")
Notification of Major Interests in Shares

Protherics received a notification on the 14 December 2001 from CITADEL Investment Group, LLC informing it that by virtue of its position as fund manager of Fisher Capital Ltd and Wingate Capital Ltd it has an interest in 9,854,402 ordinary shares of the Company representing 5.32% of the Company's issued share capital.

17 December, 2001

WestLB Panmure Limited

protherics

Stock Exchange Announcements

18 December 2001

Doc re Supp. Listing Parts

Doc Re Issued in relation to the Admission to the Official List of the UK Listing Authority and to trading on the London Stock Exchange of up to 46,540,110 New Ordinary Shares to be issued on conversion of the Convertible Debentures.

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS
Tel. no. (0)20 7676 1000

protherics

Stock Exchange Announcements

19 December 2001

Director Shareholding

SCHEDULE 11
NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1 Name of Company

Protherics PLC

2 Name of Director

Dr Andrew Heath

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 Above

4 Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 2 Above

5 Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2 Above

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non-discretionary Market Purchase

7 Number of shares/amount of Stock acquired

8 Percentage of issued class

9 Number of shares/amount of stock disposed

15,000

10 Percentage of issued class

0.0085

11 Class of security

Ordinary Shares

12 Price per share

35p

13 Date of transaction

18 December 2001

14 Date company informed

18 December 2001

15 Total holding following this notification

273,691

16 Total percentage holding of issued class following this notification

0.1547

If a director has been granted options by the company please complete the following boxes

17 Date of grant

18 Period during which or date on which exercisable

19 Total amount paid (if any) for grant of the option

20 Description of shares or debentures involved: class, number

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22 Total number of shares or debentures over which options held following this notification

23 Any additional information

24 Name of contact and telephone number for queries

Barry Riley 01928 518000

25 Name and signature of authorised company official responsible for making this notification

Barry Riley 01928 518000

26 Date of Notification

19 December 2001

END

protherics

Stock Exchange Announcements

21 December 2001

Additional Listing

Protherics PLC

Protherics PLC ("Protherics") announces that Wingate Capital Ltd ("Wingate") and Fisher Capital Ltd ("Fisher") have, following conversion notices served on 19 December 2001 converted £41,000 in principal amount (together with £2,547 in interest) and £76,000 in principal amount (together with £4,720 in interest) of the unsecured convertible debentures issued by Protherics (the "Convertible Debentures") held by them into 174,186 and 322,882 ordinary shares of 2p each in Protherics respectively.

Application has been made to the UK Listing Authority and to the London Stock Exchange for admission to the Official List of 497,068 ordinary shares of 2p each, the shares ranking pari passu in all respects with the existing ordinary shares. It is expected that admission and dealings will become effective in the ordinary shares on Monday 31 December 2001.

The Convertible Debentures were issued to Wingate and Fisher on 30 May 2000. The Convertible Debentures were converted into ordinary shares at the rate of 25 pence per ordinary share, being the closing bid price of the ordinary shares on 7 November 2001 being the lowest closing bid price during the 30 business days prior to service of the notice of conversion.

21 December, 2001.

protherics

Stock Exchange Announcements

24 December 2001

Holding in Company

Protherics PLC ("Protherics" or the "Company")
Notification of Major Interests in Shares

The Company received notification from Nomura International Plc informing them that they no longer have a notifiable interest in the Company's issued ordinary share capital.

24 December, 2001

Enquiries:

Protherics PLC
Barry Riley Tel: (020) 7426 4690

protherics

Stock Exchange Announcements

24 December 2001

Holding in Company

Protherics PLC ("Protherics" or the "Company")
Notification of Major Interests in Shares

Protherics received today a notification from M&G Investment Management Limited informing them that Prudential plc and certain of its subsidiary companies have a notifiable interest in 12,539,191 ordinary shares representing 6.84% of the Company's issued ordinary share capital.

The shares are registered in the name of PRUCLT HSBC GIS NOM(UK) PAC AC

24 December, 2001

WestLB Panmure Limited

protherics

Stock Exchange Announcements

3 January 2002

Holding in Company

Protherics Plc (the "Company")
NOTIFICATION OF MAJOR INTERESTS IN SHARES

The Company received a notification yesterday from Bradshaw Asset Management Limited on behalf of Victory Capital plc that following a disposal of 699,800 shares, (date not specified), they now have a holding of 8,250,200 ordinary shares, representing 4.46% of the issued share capital of the Company.

3 January, 2002

WestLB Panmure Limited

protherics

Stock Exchange Announcements

4 January 2002

Additional Listing

Protherics PLC

Protherics PLC ("Protherics") announces that Wingate Capital Ltd ("Wingate") and Fisher Capital Ltd ("Fisher") have, following conversion notices served on 1 January 2002 converted £180,000 in principal amount (together with £11,440 in interest) and £334,000 in principal amount (together with £21,228 in interest) of the unsecured convertible debentures issued by Protherics (the "Convertible Debentures") held by them into 750,745 and 1,393,048 ordinary shares of 2p each in Protherics respectively.

Application has been made to the UK Listing Authority and to the London Stock Exchange for admission to the Official List of 2,143,793 ordinary shares of 2p each, the shares ranking pari passu in all respects with the existing ordinary shares. It is expected that admission and dealings will become effective in the ordinary shares on Wednesday 9 January 2002.

The Convertible Debentures were issued to Wingate and Fisher on 30 May 2000. The Convertible Debentures were converted into ordinary shares at the rate of 25.5 pence per ordinary share, being the closing bid price of the ordinary shares on 16 November 2001 being the lowest closing bid price during the 30 business days prior to service of the notice of conversion.

4 January, 2002.

protherics

Stock Exchange Announcements

10 January 2002

Additional Listing

Protherics PLC

Protherics PLC ("Protherics") announces that Wingate Capital Ltd ("Wingate") and Fisher Capital Ltd ("Fisher") have, following conversion notices served on 8 January 2002 converted £116,500 in principal amount (together with £7,482 in interest) and £214,500 in principal amount (together with £13,776 in interest) of the unsecured convertible debentures issued by Protherics (the "Convertible Debentures") held by them into 459,192 and 845,465 ordinary shares of 2p each in Protherics respectively.

Application has been made to the UK Listing Authority and to the London Stock Exchange for admission to the Official List of 1,304,657 ordinary shares of 2p each, the shares ranking pari passu in all respects with the existing ordinary shares. It is expected that admission and dealings will become effective in the ordinary shares on Monday 14 January 2002.

The Convertible Debentures were issued to Wingate and Fisher on 30 May 2000. The Convertible Debentures were converted into ordinary shares at the rate of 27 pence per ordinary share, being the closing bid price of the ordinary shares on 16 November 2001 being the lowest closing bid price during the 30 business days prior to service of the notice of conversion.

10 January, 2002.

protherics

Stock Exchange Announcements

16 Jan 2002

Director Shareholding

DEALINGS BY DIRECTORS

1 NAME OF COMPANY

PROTHERICS PLC

2 NAME OF DIRECTOR

ANDREW JOHN HEATH

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

4 Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

5 Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non-discretionary

7 Number of shares/amount of stock acquired

8 (N/A %) of issued Class

9 Number of shares/amount of stock disposed

10 N/A %) of issued Class

11 Class of security

13 Date of transaction

14 Date company informed

15 Total holding following this notification

16 Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17 Date of grant

16 JANUARY 2002

18 Period during which or date on which exercisable

17 JANUARY 2005 TO 16 JANUARY 2012

19 Total amount paid (if any) for grant of the option

NIL

20 Description of shares or debentures involved: class, number.

1,000,000 ORDINARY SHARES OF 2P

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

39.5P

22 Total number of shares or debentures over which options held following this notification

2,216,300

23 Any additional information

24 Name of contact and telephone number for queries

B.M. RILEY 01928 518000

25 Name and signature of authorised company official responsible for making this notification
Date of Notification 16 JANUARY 2002

END

protherics

Stock Exchange Announcements

16 Jan 2002

Director Shareholding

DEALINGS BY DIRECTORS

1 NAME OF COMPANY

PROTHERICS PLC

2 NAME OF DIRECTOR

BARRINGTON MARSHALL RILEY

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

4 Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

5 Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/nondiscretionary

7 Number of shares/amount of stock acquired

8 (N/A %) of issued Class

9 Number of shares/amount of stock disposed

10 (N/A %) of issued Class

11 Class of security

13 Date of transaction

14 Date company informed

15 Total holding following this notification

16 Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17 Date of grant

16 JANUARY 2002

18 Period during which or date on which exercisable

17 JANUARY 2005 TO 16 JANUARY 2012

19 Total amount paid (if any) for grant of the option

NIL

20 Description of shares or debentures involved: class, number.

350,000 ORDINARY SHARES OF 2P

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

39.5P

22 Total number of shares or debentures over which options held following this notification

787977

23 Any additional information

24 Name of contact and telephone number for queries

B.M. RILEY 01928 518000

25 Name and signature of authorised company official responsible for making this notification
Date of Notification 16 JANUARY 2002

END

protherics

Stock Exchange Announcements

16 Jan 2002

Director Shareholding

DEALINGS BY DIRECTORS

1 NAME OF COMPANY

PROTHERICS PLC

2 NAME OF DIRECTOR

JAMES CAMPBELL CHRISTIE

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

4 Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

5 Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/nondiscretionary

7 Number of shares/amount of stock acquired

8 (N/A %) of issued Class

9 Number of shares/amount of stock disposed

10 (N/A %) of issued Class

11 Class of security

13 Date of transaction

14 Date company informed

15 Total holding following this notification

16 Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17 Date of grant

16 JANUARY 2002

18 Period during which or date on which exercisable

17 JANUARY 2005 TO 16 JANUARY 2012

19 Total amount paid (if any) for grant of the option

NIL

20 Description of shares or debentures involved: class, number.

250,000 ORDINARY SHARES OF 2P

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

39.5P

22 Total number of shares or debentures over which options held following this notification

580,000

23 Any additional information

24 Name of contact and telephone number for queries

B.M. RILEY 01928 518000

25) Name and signature of authorised company official responsible for making this notification
Date of Notification 16 JANUARY 2002

END

protherics

Stock Exchange Announcements

16 Jan 2002

Director Shareholding

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1 Name of Company

Protherics PLC

2 Name of Director

Dr Andrew Heath

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 Above

4 Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 2 Above

5 Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As 2 Above

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non-discretionary

Market Purchase

7 Number of shares/amount of Stock acquired

26,309

8 Percentage of issued class

0.014%

9 Number of shares/amount of stock disposed

10 Percentage of issued class

11 Class of security

Ordinary Shares

12 Price per share

38.5p

13 Date of transaction

24 January 2002

14 Date company informed

24 January 2002

15 Total holding following this notification

300,000

16 Total percentage holding of issued class following this notification

0.16%

24 Name of contact and telephone number for queries

Barry Riley 01928 518000

25 Name and signature of authorised company official responsible for making this notification

Barry Riley 01928 518000

26 Date of Notification 24 January 2002

This information is provided by RNS The company news service from the London Stock Exchange

END

protherics

Stock Exchange Announcements

5 Mar 2002

Protherics Plc - Launch

DIGIFAB(TM) LAUNCHES INTO US MARKET
SECOND US PRODUCT LAUNCH FOR PROTHERICS

Protherics PLC announces today that DigiFab(TM), a treatment for digoxin toxicity, which can result in serious and sometimes fatal disturbances of heart function, has been launched in the US. It is marketed and distributed by Savage Laboratories, a division of Altana Inc. DigiFab(TM)is now one of two products on the US market for the treatment of digoxin toxicity, a market estimated to be worth US$20 million per year.

DigiFab(TM)can be quickly and efficiently produced at Protherics' modern production facility in Blaenwaun, Wales. Protherics' snakebite antivenins, CroFab(TM) and ViperaTab(R) are also produced at Blaenwaun.

Digoxin toxicity occurs when digoxin, a drug used to treat heart conditions, reaches toxic levels in the bloodstream, causing life-threatening disturbances of the heartbeat. Digoxin has a narrow therapeutic margin and toxicity usually results from an accidental overdose in elderly patients whose digoxin levels are too high or from a gradual, toxic build-up of digoxin levels in those patients who have a reduced ability to remove the drug from the body. In addition, toxicity can be particularly serious in small children who have accidentally consumed digoxin.

DigiFab(TM)consists of specific antibody fragments that bind to and neutralize digoxin molecules. The bound digoxin is then rapidly eliminated from the body.

Chief Executive Andrew Heath commented:

"Following our launch of CroFab(TM), DigiFab(TM)is our second product to be marketed in the US in just over a year. We believe there is a tremendous opportunity for us in this niche market for digoxin toxicity treatment. By manufacturing DigiFab(TM) efficiently, we produce a highly competitive alternative to the only other product on the market."

FOR FURTHER INFORMATION CONTACT:

Protherics PLC Andrew Heath, Chief Executive +44 (0) 7768 256595

The Maitland Consultancy Brian Hudspith +44 (0) 20 7379 5151 Simone Cheetham

NOTES TO EDITORS

Clinical trial results for DigiFab(TM)show that the product is as effective as Digibind(R) in binding digoxin in the blood stream and removing it from the body. Potential adverse reactions listed in the product labeling are the same for both products and include worsening of pre-existing heart failure, decrease in serum potassium levels, and rarely, allergic reactions.

For full DigiFab(TM) prescribing information, call Protherics' US affiliate at +1 615 327 1027 or visit their website at www.protherics.com.

PROTHERICS PLC

Protherics is an international biopharmaceutical company, whose platform technology is the development and production of immunotherapeutics. Protherics' product portfolio includes two products which have received US Food and Drug Administration (FDA) approval - CroFab(TM), a rattlesnake antivenom, and DigiFab(TM) (Digoxin Immune Fab (Ovine)), a treatment for digoxin toxicity.

The Company's ordinary shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange. (PTI.L)

An electronic version of this will be available at: www.protherics.com

This release, and oral statements made from time to time by Company representatives concerning the subject matter hereof, may contain so-called "forward looking statements". These statements can be identified by introductory words such as "expects", "plans", "will", "estimates", "forecasts", "projects", words of similar meaning, and by the fact that they do not relate strictly to historical or current facts.

Forward-looking statements frequently are discussing the Company's growth strategy, operating and financial goals, plans relating to regulatory submissions and approvals and development programs. Many factors may cause actual results to differ from the Company's forward-looking statements, including inaccurate assumptions and a broad variety of risks and uncertainties, some of which are known and others of which are not. Those and other risks are described in the Company's filings with the Securities and Exchange Commission, copies of which are available from the SEC or may be obtained upon request from the Company. No forward-looking statement is a guarantee of future results or events, and one should avoid placing undue reliance on such statements.